KROLL BOND RATING AGENCY, LLC

Form NRSRO Annual Certification

EXHIBIT 4:

Organizational Structure

LEGAL STRUCTURE CHART


KBRA Holdings, LLC
Delaware Limited Liability Co
805 Third Avenue, 29th Floor
New York, NY 10022
Kroll Bond Rating Agency, LLC
Delaware Limited Liability Co
Predecessor in interest (LACE Financial Corp.) formed February 1984
New York Office
805 Third Avenue, 29th Floor
New York, NY 10022
Pennsylvania Office
200 Dryden, Suite 3600
Dresher, PA 19025
Maryland Office
50 Citizen's Way, Suite 201
Frederick, MD 21701
Kroll Bond Rating Agency International Limited (dba KBRA International)
Irish Private Company Limited by Shares
Kroll Bond Rating Agency Europe Limited (dba KBRA Europe)
Irish Private Company Limited by Shares
Kroll Bond Rating Agency UK Limited (dba KBRA UK)
England & Wales Private Company Limited by Shares

EXECUTIVE LEADERSHIP TEAM

- **Jules Kroll**
  Chairman
  - **Jim Nadler**
    President & CEO
    - **Ira Powell**
      Chief Operating Officer
      - **Eric Thompson**
        Senior Managing Director
        Structured Finance Ratings
      - **William Cox**
        Global Head of Corporate,
        Financial, and Government Ratings
      - **Patrick Welch**
        Chief Credit Officer
        Credit Policy
      - **William Wright**
        Chief Technology Officer
        Technology
    - **Kate Kennedy**
      Senior Managing Director
      Business Development
    - **Dana Bunting**
      Senior Managing Director
      Business Development
    - **Angela Liang**
      General Counsel

CEO DIRECT REPORTS



Jules Kroll
Chairman
Jim Nadler
President & CEO
Sara Schapiro
Senior Executive Assistant
Kate Kennedy
Senior Managing Director
Business Development
Kevin Blaney
Senior Managing Director
Business Development
Dana Bunting
Senior Managing Director
Business Development
Van Hesser
Senior Managing Director, Chief Strategist
Strategy
Mark Baker
Senior Advisor
Strategy
Ira Powell
Chief Operating Officer
Angela Liang
General Counsel
Mauricio Noe
Senior Managing Director (LN)
Head of Europe
Deborah Mayer
Controller
Finance
Dana Zohar
Head of Human Resources
Stephen Kuritz
Senior Managing Director
KBRA Analytics
Murray Markowitz(1)
Chief Compliance Officer

(1) Also reports directly to the NRSRO Board of Directors

ANALYST LEADERSHIP TEAM


Ira Powell
Chief Operating Officer
Kippi Rai-Spraggon
Executive Administrator
Leonard Giltman
Senior Managing Director
Ratings General
Eric Thompson
Senior Managing Director
Structured Finance Ratings
Matt McDonald
Managing Director
Quantitative Modeling
Greg Williams
Structured Finance Coordinator
Rosemary Kelley
Senior Managing Director
ABS
Eric Hudson
Senior Managing Director
Structured Credit | CLOs
Keith Kockenmeister
Senior Managing Director
Co-Head CMBS Ratings
Nitin Bhasin
Senior Managing Director
Co-Head CMBS Ratings
Mark Berry
Managing Director
REIT
Jack Kahan
Senior Managing Director
RMBS
Yee Cent Wong
Senior Managing Director, European
Analytical Manager
Ratings General (DB)
Murali Valluri
Managing Director
Structured Finance

ANALYST LEADERSHIP TEAM CONTINUED



Ira Powell
Chief Operating Officer
Kippi Rai-Spraggon
Executive Administrator
William Cox
Global Head of Corporate, Financial, and Government Ratings
Andrew Giudici
Senior Managing Director
Corporates | Project Finance | Infrastructure
Marjan Riggi
Senior Managing Director
Head of Aviation, Transportation and Commercial Finance
Karen Daly
Senior Managing Director
Public Finance | Financial Guaranty
Peter Giacone
Managing Director
Insurance
Joan Feldbaum-Vidra
Managing Director
Sovereigns
Joe Scott
Managing Director
Financial Institutions
Pramit Sheth
Managing Director
Funds
Douglas Kilcommons
Managing Director
Public Finance